                                  CONFORMING EDGAR COPY




                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)



                        FIRST CHESAPEAKE FINANCIAL CORPORATION
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                                   (Name of Issuer)

                              Common Stock, no par value
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                            (Title of Class of Securities)

                                     319452 10 8
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                                    (CUSIP Number)

                                 Gerald F. Stahlecker
                     Klehr, Harrison, Harvey, Branzburg & Ellers
                                  1401 Walnut Street
                               Philadelphia, PA  19102
                                    (215) 568-6060
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   August 12, 1996
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319452 10 8                13D                    Page 2 of 10 Pages


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1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark Mendelson
    Social Security ####-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)           /x/


                                                 (b)          //


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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF and WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           //

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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                 7    SOLE VOTING POWER

NUMBER OF
SHARES                1,126,000
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY
EACH                  -0-
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON
WITH            10    1,126,000
                      SHARED DISPOSITIVE POWER

                      -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,126,000
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

CUSIP No. 319452 10 8                13D                    Page 3 of 10 Pages

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                           //

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.42%
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14  TYPE OF REPORTING PERSON*

                    IN
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                        * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 319452 10 8                13D                    Page 4 of 10 Pages


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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hampton Financial Services, Inc.
    Federal Tax ID #23-2660014
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)       /x/


                                                             (b)      //
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           //

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of Pennsylvania
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                 7    SOLE VOTING POWER
NUMBER OF
SHARES                956,000
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY
EACH                  -0-
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON
WITH                  956,000
                10    SHARED DISPOSITIVE POWER

                      -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      956,000
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

CUSIP No. 319452 10 8                13D                    Page 5 of 10 Pages

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                     //
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.42%
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14  TYPE OF REPORTING PERSON*

              CO
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                        * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 319452 10 8                13D                    Page 6 of 10 Pages


                                 SCHEDULE 13D

Reference is made to the Schedule 13D, dated December 9, 1994, previously filed by Hampton Financial Services, Inc. ("Hampton") and its Chairman and Chief Executive Officer, Mark Mendelson, relating to First Chesapeake Financial Corporation (the "Issuer") (such Schedule 13D is hereinafter referred to as the "Schedule 13D"). The Schedule 13D is hereby amended and restated it its entirety as follows:

Item 1.  Security and Issuer.
         This statement relates to shares of common stock, no par value ("Common Stock"), of First Chesapeake Financial Corporation (the "Issuer"). The principal executive offices of the Issuer are 9011 Arboretum Parkway, Suite 200, Richmond, Virginia 23236.

Item 2.  Identity and Background.

        (a) Mark Mendelson and Hampton Financial Services, Inc. ("Hampton") are the persons filing this report. Mr. Mendelson and Hampton are sometimes hereinafter collectively referred to as the "Reporting Persons."

        (b) Mr. Mendelson has a business address at the Americus Centre, 541 Hamilton Street, Allentown, Pennsylvania 18101. Hampton's principal executive offices are located at the Americus Centre, 541 Hamilton Street, Allentown, PA 18101.

        (c) The principal occupation of Mr. Mendelson is Chairman and Chief Executive Officer of Hampton. Hampton is a diversified financial services firm which provides financial consulting services, engages in real estate finance and development, and purchases and sells loans for its own account and for the accounts of others. Mr. Mendelson is also Chairman and Chief Executive Officer of Hampton Real Estate Group, Inc., a diversified professional real estate brokerage, development and management firm with its principal executive offices located at 541 Hamilton Street, Allentown, Pennsylvania 18101. In addition,
        Mr. Mendelson is the Chief Executive Officer of Ideal Metal Stamping, Inc., a manufacturer of metal stamping products located at 315 Cantor Avenue, Linden, New Jersey 07036.

        (d) During the last five years, Mr. Mendelson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


        (e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f) Mr. Mendelson is a citizen of the United States. Hampton is a Pennsylvania corporation.

CUSIP No. 319452 10 8                13D                    Page 7 of 10 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 9, 1994, Hampton acquired 550,000 shares of Common Stock and warrants to purchase an additional 300,000 shares of Common Stock (the "Warrants") in a private transaction for aggregate cash consideration of $750,000 (the "Purchase Price"). The Warrants have an exercise price of $2.00 per share and may be exercised at any time on or prior to May 15, 1997. The Purchase Price was paid out of Hampton's working capital.

         In addition to the foregoing, Mr. Mendelson purchased 13,000 shares of Common Stock in the thirty day period prior to December 9, 1994 for aggregate consideration of $11,000.

         Since December 9, 1994, the Reporting Persons have effected the following purchases of Common Stock of the Issuer:


                             Purchases by Mark Mendelson

    Date                Number of Shares         Aggregate Purchase Price
   ----------          ------------------        ------------------------
    12/15/94                 20,000                   $17,500
    12/29/94                  2,000                   $ 1,750
    12/30/94                  2,000                   $ 1,750
    1/5/95                    3,000                   $ 2,814
    1/26/95                  10,000                   $ 7,500
    6/14/95                  20,000                   $10,000


                                 Purchases by Hampton


    Date                Number of Shares         Aggregate Purchase Price
   ---------           -------------------      -------------------------
    3/21/95                  10,000                   $ 6,875
    3/28/95                  10,000                   $ 6,250
    7/7/95                   10,000                   $ 5,000
    7/18/95                  10,000                   $ 5,000
    8/21/95                  10,000                   $ 4,375
    8/21/95                   1,000                   $   500
    12/8/95                  10,000                   $ 4,375
    12/11/96                 20,000                   $ 5,625
    12/17/96                 25,000                   $ 8,125


    All of such purchases by the Reporting Persons were effected in the open market and were paid from working capital and/or personal funds of the Reporting Persons, as applicable.

    In July 1995, in consideration of his services to the Issuer as a consultant, Mr. Mendelson was granted an immediately exercisable option to purchase 100,000 shares of Common Stock (the "Consultant

CUSIP No. 319452 10 8                13D                    Page 8 of 10 Pages

    Options"). The Consultant Options have an exercise price of $0.125 per share and may be exercised at any time prior to July 24, 2005.

    By virtue of his ownership of all of the outstanding voting securities of Hampton, Mr. Mendelson may be deemed to beneficially own the shares of Common Stock purchased by Hampton.

Item 4.  Purpose of the Transaction.

    The Reporting Persons have acquired the Common Stock and Warrants for investment purposes. The Reporting Persons may, in the future, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock that they now own. The Reporting Persons have not currently determined the amount, if any, or the timing of such additional transactions. As of December 9, 1994, Mr. Mendelson had requested that the Board of Directors of the Issuer appoint him to fill an existing vacancy on such board at the earliest possible time. On August 12, 1996, Mr. Mendelson was appointed to fill an existing vacancy on the Board of Directors of the Issuer. Other than as referred to herein, the Reporting Persons presently have no specific plans or proposals that relate to or would result in: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (2) a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries; (3) any change in the present board of directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material changes in the Issuer's corporate structure or business; (6) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (7) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (9) any action similar to any of those enumerated above.

Item 5.  Interest in Securities and the Issuer.

    (a) Hampton is the direct beneficial owner of 956,000 shares of Common Stock (including 300,000 shares issuable upon the exercise of the Warrants), or 19.42% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). By virtue of his ownership of all of the outstanding voting securities of Hampton, Mr. Mendelson may be deemed the indirect beneficial owner of all such shares of Common Stock. In addition, Mr. Mendelson is the direct beneficial owner of 170,000 shares of Common Stock (including 100,000 shares of Common Stock issuable upon the exercise of the Consultant Options). Consequently, Mr. Mendelson may be deemed to beneficially own an aggregate total of 1,126,000 shares of Common Stock, or 22.42% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

    (b) Mr. Mendelson, through his ownership of all of the outstanding voting securities of Hampton, has sole voting and sole dispositive power of all of the shares of Common Stock indicated in (a) above.

    (c) Except for the transactions described in Item 3 above, the Reporting Persons have not effected any transactions in the securities of the Issuer during the past sixty days.

CUSIP No. 319452 10 8                13D                    Page 9 of 10 Pages


    (d) No person other than the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by them.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

    None.

Item 7.  Material to Be Filed as Exhibits.

    None.

CUSIP No. 319452 10 8                13D                    Page 10 of 10 Pages

                                      SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D is true, complete and correct.


DATE: February 11, 1997



                                       /s/ Mark Mendelson
                                      ---------------------------------
                                       Mark Mendelson


                                       HAMPTON FINANCIAL SERVICES, INC.


                                       By: /s/ Mark Mendelson
                                          -----------------------------
                                          Mark Mendelson
                                          Chairman and Chief Executive Officer